UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                                 LANOPTICS LTD.
                                 --------------
                                (Name of Issuer)

               Ordinary Shares, nominal value, NIS 0.02 per share
               --------------------------------------------------
                         (Title of Class of Securities)

                                    M6706C103
                                    ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 10, 2003
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 15 Pages

                                   SCHEDULE 13D
CUSIP No. M6706C103                                           Page 2 of 15 Pages



1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  COMSOR VENTURE FUND LDC (f/k/a COMSOR TRADING FUND LDC)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [ ]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization
                  Cayman Islands

                            7             Sole Voting Power
                                               524,985
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     524,985
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  524,985

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  6.20%

14        Type of Reporting Person (See Instructions)
                  OO

                                   SCHEDULE 13D
CUSIP No. M6706C103                                           Page 3 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  CTI CAPITAL CORP.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [ ]
                                                b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                 0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       524,985
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 524,985

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  524,985

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  6.20%

14       Type of Reporting Person (See Instructions)
                  CO

                                   SCHEDULE 13D
CUSIP No. M6706C103                                           Page 4 of 15 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  COMVERSE TECHNOLOGY, INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.      [ ]
                                                b.      [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization
                  New York

                            7             Sole Voting Power
                                                 101,000
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       524,985
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       101,000
    With
                            10            Shared Dispositive Power
                                                 524,985

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  625,985

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [  ]

13       Percent of Class Represented By Amount in Row (11)
                  7.39%

14       Type of Reporting Person (See Instructions)
                  CO

                                   SCHEDULE 13D
CUSIP No. M6706C103                                           Page 5 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization
                  Cayman Islands

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     524,985
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               524,985

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  524,985

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  6.20%

14       Type of Reporting Person (See Instructions)
                  OO; IV

                                   SCHEDULE 13D
CUSIP No. M6706C103                                           Page 6 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     524,985
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               524,985

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  524,985

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  6.20%

14       Type of Reporting Person (See Instructions)
                  PN; IA

                                   SCHEDULE 13D
CUSIP No. M6706C103                                           Page 7 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  QIH MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     524,985
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               524,985

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  524,985

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  6.20%

14       Type of Reporting Person (See Instructions)
                  OO

                                   SCHEDULE 13D
CUSIP No. M6706C103                                           Page 8 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [ ]
                                                b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                 0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       524,985
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 524,985

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  524,985

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  6.20%

14       Type of Reporting Person (See Instructions)
                  OO; IA

                                   SCHEDULE 13D
CUSIP No. M6706C103                                           Page 9 of 15 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [ ]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization
                  United States

                            7             Sole Voting Power
                                                 0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       524,985
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 524,985

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  524,985

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  6.20%

14       Type of Reporting Person (See Instructions)
                  IA

                                                             Page 10 of 15 Pages


                  This Amendment No. 6 to Schedule 13D relates to the Ordinary Shares, nominal value NIS 0.02 per share (the "Shares"), of LanOptics Ltd. (the "Issuer"). This Amendment No. 6 supplementally amends the initial statement on
Schedule 13D, dated June 1, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 6 is being filed by the Reporting Persons to report that the number of Shares which the Reporting Persons may be deemed to beneficially own has decreased by more than one percent of the outstanding Shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 2.           Identity and Background.


                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Comsor Venture Fund LDC (f/k/a Comsor Trading Fund LDC)
                     ("Purchaser");

                  ii) CTI Capital Corp. ("CTI");

                  iii) Comverse Technology, Inc. ("Comverse");

                  iv) Quantum Industrial Partners LDC ("QIP");

                  v) QIH Management Investor, L.P. ("QIHMI");

                  vi) QIH Management LLC ("QIH Management");

                  vii) Soros Fund Management LLC ("SFM LLC"); and

                  viii) Mr. George Soros ("Mr. Soros").

                  This Statement relates to the Shares held for the accounts of each of the Purchaser, CTI and Comverse.

                  Information contained herein concerning QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros has been provided by SFM LLC. The Purchaser, Comverse and CTI assume no responsibility for such information. Information contained herein concerning the Purchaser, Comverse and CTI has been provided by each such Reporting Person. QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros disclaim any and all responsibility for such information.

Item 5.           Interest in Securities of the Issuer.

                  According to information disclosed by the Issuer in its proxy statement for its annual meeting of shareholders to be held on October 21, 2003 (as filed as an exhibit to its Form 6-K filed with the Securities and Exchange Commission on September 29, 2003), the number of Shares outstanding was 8,472,035 as of September 17, 2003.

                  (a) Each of the Reporting Persons may be deemed the beneficial owner of the number of Shares set forth in Item 11 of such Reporting Person's Cover Page.

                                                             Page 11 of 15 Pages


                  (b) (i) The Purchaser may be deemed to have the sole power to vote and the sole power to direct the disposition of the 524,985 Shares held for its account.

                      (ii) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros may be deemed to have the shared power to vote and the shared power to direct the disposition of the 524,985 Shares held for the account of the Purchaser.

                      (iii) CTI may be deemed to have the shared power to vote and the shared power to direct the disposition of the 524,985 Shares held for the account of the Purchaser.

                      (iv) Comverse may be deemed to have the sole power to vote and the sole power to direct the disposition of the 101,000 Shares directly held for its account. Comverse may be deemed to have the shared power to vote and the shared power to direct the disposition of the 524,985 Shares held for the account of the Purchaser.

                  (c) Except for the transactions listed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since August 15, 2003 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) (i) CTI and QIP, the shareholders of the Purchaser, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the Purchaser in accordance with their ownership interests in the Purchaser.

                      (ii) The shareholder of CTI has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of CTI in accordance with its ownership interest in CTI.

                      (iii) The shareholders of Comverse have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Comverse in accordance with their ownership interests in Comverse.

                  (e) Not applicable.

                                                             Page 12 of 15 Pages



                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: October 14, 2003                 COMSOR VENTURE FUND LDC


                                       By:/s/ Yaacov Koren
                                          --------------------------------------
                                           Yaacov Koren
                                           Authorized Signatory (via P.O.A.)

                                       CTI CAPITAL CORP.


                                       By:/s/ Yaacov Koren
                                          --------------------------------------
                                           Yaacov Koren
                                           Managing Director (via P.O.A.)

                                       COMVERSE TECHNOLOGY, INC.


                                       By:/s/ Kobi Alexander
                                          --------------------------------------
                                           Kobi Alexander
                                           Chief Executive Officer

                                       QUANTUM INDUSTRIAL PARTNERS LDC


                                       By:/s/ Jodye Anzalotta
                                          --------------------------------------
                                           Jodye Anzalotta
                                           Attorney-in-Fact

                                       QIH MANAGEMENT INVESTOR, L.P.

                                       By: QIH Management LLC,
                                           its General Partner

                                       By: Soros Private Funds Management LLC,
                                           its Managing Member


                                        By:/s/ Jodye Anzalotta
                                           -------------------------------------
                                           Jodye Anzalotta
                                           Attorney-in-Fact

                                                             Page 13 of 15 Pages

                                       QIH MANAGEMENT LLC

                                       By: Soros Private Funds Management LLC,
                                           its Managing Member

                                       By:/s/ Jodye Anzalotta
                                           -------------------------------------
                                           Jodye Anzalotta
                                           Attorney-in-Fact

                                       SOROS FUND MANAGEMENT LLC


                                       By:/s/ Jodye Anzalotta
                                           -------------------------------------
                                           Jodye Anzalotta
                                           Assistant General Counsel

                                       GEORGE SOROS


                                       By:/s/ Jodye Anzalotta
                                           -------------------------------------
                                           Jodye Anzalotta
                                           Attorney-in-Fact

                                                             Page 14 of 15 Pages

                                     ANNEX A


                    RECENT TRANSACTIONS IN THE SECURITIES OF
                                 LANOPTICS LTD.


                                                                     Nature of           Number of
For the Account of                         Date of Transaction      Transaction          Securities           Price
------------------                         -------------------      -----------          ----------           -----

CTI Capital Corp.                          September 18, 2003           Sale            6,500 Shares          $8.78

Comsor Venture Fund LDC                    September 18, 2003           Sale             500 Shares           $9.30

Comsor Venture Fund LDC                    September 18, 2003           Sale            9,500 Shares          $9.25

Comsor Venture Fund LDC                    September 18, 2003           Sale             750 Shares           $9.40

Comsor Venture Fund LDC                    September 19, 2003           Sale            9,250 Shares          $9.38

Comsor Venture Fund LDC                    September 19, 2003           Sale            1,710 Shares          $9.50

Comsor Venture Fund LDC                    September 19, 2003           Sale             200 Shares           $9.65

Comsor Venture Fund LDC                    September 19, 2003           Sale             800 Shares           $9.63

Comsor Venture Fund LDC                    September 22, 2003           Sale            3,800 Shares          $9.50

Comsor Venture Fund LDC                    September 22, 2003           Sale             300 Shares           $9.62

Comsor Venture Fund LDC                    September 23, 2003           Sale            3,520 Shares          $9.50

Comsor Venture Fund LDC                    September 23, 2003           Sale             300 Shares           $9.57

Comsor Venture Fund LDC                    September 24, 2003           Sale             170 Shares           $9.50

Comsor Venture Fund LDC                     October 6, 2003             Sale             200 Shares           $9.55

Comsor Venture Fund LDC                     October 6, 2003             Sale            1,144 Shares          $9.50

Comsor Venture Fund LDC                     October 7, 2003             Sale            6,700 Shares          $9.50

Comsor Venture Fund LDC                     October 7, 2003             Sale            1,900 Shares          $9.51

Comsor Venture Fund LDC                     October 8, 2003             Sale             100 Shares           $9.50


                                                             Page 15 of 15 Pages

                                                                     Nature of           Number of
For the Account of                         Date of Transaction      Transaction          Securities           Price
------------------                         -------------------      -----------          ----------           -----

Comsor Venture Fund LDC                     October 9, 2003             Sale             100 Shares           $9.56

Comsor Venture Fund LDC                     October 9, 2003             Sale            9,004 Shares          $9.50

Comsor Venture Fund LDC                     October 9, 2003             Sale             52 Shares            $9.57

Comsor Venture Fund LDC                     October 10, 2003            Sale           20,000 Shares         $10.052

Comsor Venture Fund LDC                     October 10, 2003            Sale           23,000 Shares         $10.652

Comsor Venture Fund LDC                     October 10, 2003            Sale            7,000 Shares          $10.50

Comsor Venture Fund LDC                     October 13, 2003            Sale           11,500 Shares         $10.9261

Comverse Technology, Inc.                  September 23, 2003           Sale            1,700 Shares          $9.54

Comverse Technology, Inc.                  September 23, 2003           Sale            3,000 Shares         $9.4816

Comverse Technology, Inc.                  September 25, 2003           Sale             300 Shares           $9.49

Comverse Technology, Inc.                  September 29, 2003           Sale            3,000 Shares          $9.41

Comverse Technology, Inc.                   October 7, 2003             Sale            1,700 Shares          $9.37

Comverse Technology, Inc.                   October 9, 2003             Sale            3,000 Shares          $9.77

Comverse Technology, Inc.                   October 9, 2003             Sale            2,000 Shares          $9.48

Comverse Technology, Inc.                   October 9, 2003             Sale            3,000 Shares          $9.57

Comverse Technology, Inc.                   October 10, 2003            Sale            2,300 Shares          $10.70

Comverse Technology, Inc.                   October 10, 2003            Sale            5,000 Shares         $10.6537

Comverse Technology, Inc.                   October 10, 2003            Sale            2,500 Shares         $10.9512

Comverse Technology, Inc.                   October 10, 2003            Sale            3,000 Shares          $10.77

Comverse Technology, Inc.                   October 10, 2003            Sale            3,000 Shares          $10.65

Comverse Technology, Inc.                   October 10, 2003            Sale            5,000 Shares          $10.30

Comverse Technology, Inc.                   October 10, 2003            Sale            2,500 Shares          $10.25

Comverse Technology, Inc.                   October 10, 2003            Sale            2,500 Shares         $10.1147

Comverse Technology, Inc.                   October 14, 2003            Sale            1,200 Shares         $10.99

Comverse Technology, Inc.                   October 14, 2003            Sale              100 Shares         $11.00

